1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing Company Limited

July 09, 2002

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties
3) Endorsements and quarantees 4) Financial derivative transactions for the period of June 2002.

1) Sales volume (NT$: Thousand)

Time	*Items*	*2002*	*2001*	*Changes*	(%)
Jun	*Invoice amount*	16,289,701	8,919,842	7,369,859	82.62%
Jan - Apr	*Invoice amount*	82,478,770	68,148,228	14,330,542	21.03%
Jun	*Net sales*	15,615,315	8,515,354	7,099,961	83.38%
Jan - Apr	*Net sales*	79,972,169	65,818,495	14,153,674	21.50%

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*June*	*Bal. As of period end*
TSMC	36,265,106	-	-
TSMC's subsidiaries	0	(5,870)	335,580

3) Endorsements and quarantees (NT$ Thousand)

	Limit of endorsements	*June*	*Bal. As of period end*
TSMC	54,397,659	(2,721,020)	22,819,440
TSMC's subsidiaries	N/A		0
TSMC endorses for subsidiaries		(2,721,020)	22,819,440
TSMC's subsidiaries endorse for TSMC		0	0
TSMC endorses for PRC companies		0	0
TSMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	10,375,864,533
		EUR:	71,000,000
	Assets:	US$	1,205,000,000
Financial instruments	FX forward contracts		
Realized profit (loss)	NT$110,808,952		

a-2. Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	Liabilities:	NT$5,000,000,000
Financial instruments	Interest rate swap	
Realized profit (loss)	-	

b. Trading purpose: None.

TSMC Monthly Sales Report – June 2002

Hsin-Chu, Taiwan, July 9, 2002– Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for June 2002 totaled NT$15,615 million, while revenues from January to June 2002 were NT$79,972 million.

TSMC Spokesperson Mr. Harvey Chang noted that the Company's sales continued to trend upward in June. Revenues for the month increased 2.7% in comparison with May 2002, and 83.4% compared to the same period a year ago. In addition, TSMC's wafer shipments in the second quarter of 2002 grew 20.1% compared to the first quarter of 2002, as expected. Net sales for the second quarter of 2002 were NT$44,182 million, approximately a 23.4% increase in comparison with NT$35,790 million for the first quarter of 2002.

# # #

Sales Report: (Unit: NT$ million)

Net Sales	2002[1]	2001	Growth
June	15,615	8,515	83.4%
January through June	79,972	65,818	21.5%

(1): Year 2002 figures have not been audited.

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 9, 2002

By ______________________

Harvey Chang

Senior Vice President & Chief Financial Officer